October 23, 2017

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Rahul K. Patel, Staff Attorney

Re:	Sachem Capital Corp. Registration Statement on Form S-11; (SEC File No. 333-218954)

Dear Mr. Patel:

Acting as representatives to the several underwriters, we hereby join in the request of Sachem Capital Corp. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on October 24, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between October 19, 2017 and October 23, 2017, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated October 19, 2017 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of the Prospectus. We have been informed by the other underwriters participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of the Prospectus.

Very Truly Yours,

By: FBR CAPITAL MARKETS & CO.		By: JOSEPH GUNNAR & CO., LLC

By:	/s/ Patrice McNicoll	By:	/s/ Eric Lord
Name:	Patrice McNicoll	Name:	Eric Lord
Title:	Co Head of Capital Markets	Title:	Head of Investment Banking/Underwritings Global Equity Capital Markets